SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of July 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                          HISTORY REPEATING ITSELF!
              RYANAIR BEATS EASYJET PUNCTUALITY EVERY WEEK SO FAR IN 2004

Ryanair, Europe's No. 1 low-fares airline, today (Wednesday, 14th July 2004) celebrated beating Easyjet for punctuality EVERY week of 2004 so far. But it doesn't end there, in fact Ryanair's punctuality has beaten Easyjet every week for over 18 months now.

Speaking today, Ryanair's Head of Communications, Paul Fitzsimmons said:

- In 2003, Ryanair beat Easyjet's punctuality 52 weeks out of 52 weeks!

- In 2004, Ryanair beat Easyjet's punctuality 28 weeks out of 28!

"Easyjet can't match Ryanair's punctuality or Ryanair's prices. From May 2003 to May 2004 our average fare was EUR40 while Easyjets was EUR62 - over 50% higher than Ryanair. Easyjet is just another high fares airline, with awful punctuality and customer service - but then Ryanair's 27 million passengers in 2004 already know that.

"The traveling public are voting with their feet - when it comes to delivering low-fares and on-time flights no other airline can compete with Ryanair.

-Ryanair average fare = EUR40; Easyjet's average fare = EUR62 (source: audited accounts)

-Ryanair punctuality = 92.5%; Easyjet punctuality = 81.9% (source: published company statistics average - Jan - Jun 04)

ENDS.                                          Wednesday, 14th July 2004


For further information:

Paul Fitzsimmons - Ryanair              Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                  Tel: 00 353 1 4980 300


(Note: punctuality comparison stats attached)

Ryanair / EasyJet Punctuality Comparisons 2004.


                                        On Times
         Week Ending              Ryanair     easyJet          Ryanair
                                                              Position
           04-Jan                   90%         73%               1
           11-Jan                   91%         80%               1
           18- Jan                  95%         84%               1
           25- Jan                  95%         89%               1
           01- Feb                  85%         64%               1
           08- Feb                  93%         81%               1
           15- Feb                  95%         84%               1
           22- Feb                  91%         76%               1
           29- Feb                  89%         69%               1
           07- Mar                  93%         80%               1
           14- Mar                  93%         80%               1
           21- Mar                  92%         82%               1
           28- Mar                  95%         88%               1
           04- April                94%         87%               1
           11- April                93%         88%               1
           18- April                95%         85%               1
           25- April                96%         92%               1
           02- May                  94%         85%               1
           09- May                  93%         81%               1
           16 -May                  95%         84%               1
           23 -May                  94%         87%               1
           30 -May                  94%         86%               1
           06- June                 80%         79%               1
           13 -June                 91%         85%               1
           20 -June                 96%         86%               1
           27- June                 93%         75%               1
           Average                92.5%       81.9%               1



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 July 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director